

June 11, 2013

Via Facsimile
Ms. Lihua Wang, Chief Financial Officer
NF Energy Saving Corporation
Room 3106, Block C, 390 Qingnian Avenue
Heping District
Shenyang, P.R. China 110002

> **Re: NF Energy Saving Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 1-34890**

Dear Ms. Wang:

We have reviewed your filing and your response to our comment letter dated December 19, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Liquidity and Capital Resources, page 43

1. We note your response to comment three of our letter dated December 19, 2012. Please confirm that you will enhance future filings to clarify how your current and available capital resources are sufficient to fund planned operations and debt obligations for a period of not less than twelve months. Also, please enhance future filings to address the risks of financing your operations with short-term debt and the potential consequences if you are unable to extend or obtain additional loans when the short-term debt is due.

2. We note your responses to prior comments eight and ten of our letter dated December 19, 2012. Please explain the following:
    - Why Customer B had no receivables greater than 180 days past due at September 30, 2012 but had over $1 million of receivables greater than 365 days past due at December 31, 2012.

- What the amounts for Customers A and B disclosed in MD&A relate to. If they only include receivables greater than 365 days past due then explain why the total for these two customers exceeds the total accounts receivable greater than 365 days past due disclosed in your ageing. If they include all receivables then explain why the amounts disclosed in MD&A do not agree with the amounts disclosed in note 21 to your financial statements.
- Why the total receivables for Customer A increased from December 31, 2012 to March 31, 2013 but, based on MD&A disclosures in your annual and interim filings, the amount greater than 365 days past due significantly declined during the same period.

<u>Condensed Consolidated Statements of Cash Flows, page F-5</u>

3.   We note your response to prior comment six of our letter dated December 19, 2012. With a view toward future disclosure, please provide us a comprehensive explanation of your accounting for the settlement of accounts payable, trade in lieu of demand notes and disclose your policy in future filings. If you are converting accounts payable to short-term debt, please tell us when and how the amounts converted are determined and explain to us the impact on operating and financing cash flows when the payables are established, converted, and paid. It is not clear to us if operating cash flows are being improved by the establishment of accounts payables that are being paid through financing cash flows.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief